July 22, 2011

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Douglas Brown

Dear Sir:

Re:	EMC Metals Corp. (the “Company”)
Registration Statement on Form 10
File No. 0-54416

We are filing this letter in response to the SEC comment letter dated June 21, 2011. The paragraph numbering below corresponds to the numbering in the SEC comment letter. The Company has filed an amended Registration Statement on Form 10/A in connection with this response letter.

General

1.	No response required.

2.	No response required.

3.	The Company has updated its disclosure in connection with the various projects as follows:

•

Nyngan Scandium Project. The status of earn-in under the Exploration Joint Venture Agreement has been updated to indicate that the required exploration and metallurgical test-work was completed by the June 15, 2011 deadline (page 9). The status of exploration activity on the project, and engagement of SNC Lavalin to prepare the feasibility study was added (page 37).

•	Fostung Tungsten Property. The disclosure has been amended to indicate that the Company completed the sale of all of its interest in the Fostung Property in May of 2011 (page 40).

Liquidity and Capital Resources

4.

4. The Company has provided additional disclosure (pages 18 & 27) to indicate that major capital requirements in the next 12 months relate primarily to the earn-in of a 50% interest in the Nyngan project, and that such requirements will require additional financing.

Results of Operations

5.	The Company has changed the word “increase” to “decrease” in the sentence above each of the tables (pages 18 & 20).

Management’s Discussion and Analysis

Critical Accounting Estimates

6.	The Company has provided disclosure (page 28) on the assumptions, uncertainties and judgment involved in accounting for the Company’s mineral properties.

Security Ownership of Certain Beneficial Owners and Management

7.	The Company has provided a complete address for the beneficial owners holding more than five percent of the Company’s common stock (pages 40-41).

Directors and Executive Officers

8.

The tabular reference to “Municipality of Residence” has been deleted (pages 41-42). The Company has also updated the table to eliminate any gaps or ambiguities with regard to time in the five year business descriptions.

Biographical Information: Directors and Officers

9.

The Company has provided additional disclosure (pages 42-43) discussing the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Company.

Involvement in Certain Legal Proceedings

10.	The Company has expanded the disclosure (page 44) to cover a period of ten years.

Summary Compensation Table

11.

The Company has revised the Salary column for George Putnam in the Summary Compensation Table to indicate that amounts paid under a management services contract are included under the Salary column rather than the All Other Compensation Column (page 46). A correction to the amount disclosed was also made.

Recent Sale of Unregistered Securities

12.	The Company has provided disclosure (pages 48-50) to identify the class of persons to whom the unregistered securities of the Company were sold.

Financial Statements for the year ended December 31, 2010

Consolidated Balance Sheets

13.

We advise that during fiscal 2006, the Company acquired the shares of Springer Mining Company from the Company’s former parent company for consideration of CAD$9,050,000. The assets were recorded at the carrying amount on the parent company’s records. The excess of the monetary consideration over the carrying amount of the assets acquired of CAD$2,857,819 was recorded as an increase in the deficit (as a reduction of stockholders’ equity).

Note 8 - PPE

14.

The Company reviewed the carrying value of the Springer Mine for impairment in each of the 2008, 2009 and 2010 fiscal years. We prepared a cash flow model of the facility using the following key assumptions and results:

	2010	2009	2008
Key assumptions
Construction capex	$61M	$44M	$62M
Throughput	1200 tpd	1200 tpd	1200 tpd
Average grade	.47%	.47%	.47%
Average operating costs	$66.76 $/t ore	$66.76 $/t ore	$66.76 $/t ore
Life of mine	12 yrs	12 yrs	12 yrs
Price slate WO3 ($/stu)	$200	$150 - $200	$175 - $250
Price slate Moly ($/lb)	$17	$17	$10 - $22

Results
Undiscounted cash flow	$29.9M	$40M	$93.6M

Our assumptions in respect of Capex were modified in the 2009 model based on an alternative output product. This was abandoned in the 2010 model. Pricing used reflected our best estimate of future prices at the time the models were prepared.

As the undiscounted cash flow exceeded the carrying value of the property no further impairment testing was performed.

In August of 2009, the company engaged Jordan Capital Markets, Inc. as financial advisor to assist with the sale of the Springer facility. The agreement with Jordan was terminated in July of 2011. The Company is in the process of finalizing the terms of engagement for alternate financial advisors, however to date no agreement has been signed.

Note 12 – Deferred Income taxes

15.

We have not raised an FIT debit in respect of any losses other to the extent that they offset FIT liabilities. The 2009 FIT recovery is a result of increased non-capital losses that the Company was able to offset against previously recorded FIT expenses. For example, originally, there was a debit to FIT expense and a credit to FIT liability and as our non-capital losses accumulated, we were able to reduce the FIT liability and therefore have a FIT recovery.

Financial Statements for the Quarter Ended March 31, 2011

16.

The net loss on page 24 should be $718,056, not the $695,182 reported. (The difference of $22,874 was a late change to the ‘change in fair value of derivative liability’). In addition the amount of the decrease in the quarter should be $370,606 not the $347,732 currently shown. Those changes have been made on page 24 of the Form 10/A.

Exhibit 10.3, Stock Purchase Agreement

17.	The Company has filed a complete version of the stock purchase agreement dated November 19, 2009 between the Company, Willem P.C. Duyvesteyn, and Irene G. Duyvesteyn as Exhibit 10.4 to the Form 10/A.

Engineering Comments

18.

On July 9, 2011, Kenneth Sam of Dorsey & Whitney, LLP, discussed comment No. 18 with George (Ken) Schuler on behalf of the Company. As discussed, although the Company does not qualify as a "foreign private issuer" pursuant to Rule 3b-4 under the Securities Exchange Act of 1934, as amended, the Company is incorporated under the laws of the Province of British Columbia and permitted to rely on Instruction number 3 to paragraph (b)(5) of Industry Guide 7, which provides that “[e]stimates other than proved (measured) or probable (indicated) reserves, and any estimated values of such reserves shall not be disclosed unless such information is required to be disclosed by foreign or state law ” (emphasis added).

The Company is a reporting issuer in Canada and its common stock is quoted on the Toronto Stock Exchange (“TSX”). The TSX is the Company’s primary trading market for its common shares. The Company is required by Canadian law and the securities commissions in Canada to disclose mineralization estimates in accordance with Canadian Institute of Mining, Metallurgy and Petroleum Standards, which definitions have been adopted by Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Terms in NI 43-101 and terms such as “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are required to be disclosed by the Company in its annual report and in other filings to comply with the Company’s reporting obligations in Canada. The disclosure is mandated by Canadian law and the Company has no discretion to omit this disclosure.

Since the Company is required by foreign law to use terms other than proven or probable reserves in its SEC documents it believes that, in accordance with instruction number 3 to paragraph (b)(5) of Guide 7, no revisions to the Form 10 are necessary in order to comply with Industry Guide 7.

19.	The Company has added a legal disclaimer on its website at www.emcmetals.com, which may be accessed by right clicking on the word “disclaimer” located at the bottom left of the website.

The Company hereby acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EMC METALS CORP.

        /s/ George Putnam
Per:  _______________________
         George Putnam
         President and Chief Executive Officer